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SECU 06050194 ION

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ANNUAL AUDITED REPORT
FORM X-17A-5 /A
PART III

SEC FILE NUMBER
8- 35-120

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 010105 AND ENDING 123105
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

INTEGRATED FINANCIAL PLANNING SERVICES
(No. and Street)

KARLSTRASSE 20, HEIDELBERG, GERMANY 69117
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
BARRY E SWANSON 01149-6221-23597
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

STEPHEN J STARESINIC, CPA
(Name – *if individual, state last, first, middle name*)

WERASTRASSE 105, STUTTGART, GERMANY 70190
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
NOV 03 2006
THOMSON
FINANCIAL

SC

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC MAIL PROCESSING SECTION
RECEIVED
MAY 03 2006
WASH. D.C.
192

KH 11/2

OATH OR AFFIRMATION

I, BARRY E SWANSON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of INTEGRATED FINANCIAL PLANNING SERVICES, as of DECEMBER 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

PRESIDENT

Title

NOTARIAT HEIDELBERG

Sperker, Notar

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [ ] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Notariat 6 Heidelberg **6 UR 800 / 2006**
Vangerowstraße 18*69115 Heidelberg (104244*69032 Heidelberg) Tel06221/591490*Fax: 06221/592244

Die Kosten u. MWsT. sind erhoben.
Heidelberg, den 24.04.2006

a. A. Kamuf/Sortschan, Just.-ang.

Unterschriftsbeglaubigung

Herr Barry Ernest Swanson,
geb. am 23.06.1940,
wohnhaft Karlstraße 20, 69117 Heidelberg

- ausgewiesen durch Reisepass -

hat die vorstehende Unterschrift vor mir eigenhändig vollzogen.

Ihre Echtheit wird hiermit öffentlich beglaubigt.

Heidelberg, den 24.04.2006

Notariat 6 Heidelberg

Sperker

Justizrat als Notar


NOTARIAT
HEIDELBERG

Integrated Financial Planning Services
Net Capital Computation
December 31, 2005

Total ownership equity (o/e)	$ 293,873.72	Total Equity from Balance Sheet
Total o/e qualified for net capital	293,873.72	
Total cap & allowable subloans	293,873.72	
Deductions &/or charges Total non-allowable assets	65,264.88	
Net capital before haircuts	228,608.84	
Haircuts on securities: Trading and investment sec: Other securities	-	
Adjusted Net Capital	$ 228,608.84	
Minimum Net Capital Requirement	$ 25,000.00	
Aggregated Indebtedness	$ 132,469.88	
AI to Net Capital Ratio	0.58	

Total Assets from Balance Sheet	$426,343.60
Allowable Assets:	
Cash -Citibank Main Acct	$167,961.47
Cash - Commerzbank	4,902.43
A/R Commissions from Fund Companies less than 30 days old	188,214.82
Less Allowable Assets	361,078.72
Non Allowable Assets	$ 65,264.88

Notes:

Other securities	0
Other securities@15%	0
Net cap bef cut@.10%	22,860.88
* Additional Deduction	0

* (15% of the diff between total of Mutual Funds and 10% of Net Cap before haircut)

Integrated Financial Planning Services
Audited Net Capital Requirements
December 31, 2005

Integrated Financial Planning Services is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2005, Integrated Financial Planning Services had net capital of $228,609, which was $203,609 in excess of its required net capital of $25,000, and the Aggregated Indebtedness to Net Capital Ratio was 0.58 to 1.

No material differences existed on the Broker/Dealers corresponding Part IIA Quarterly 17a-(5) Focus Report for the period ending December 31, 2005.

Stephen J. Staresinic, CPA

Stephen J. Staresinic
Certified Public Accountant
February 07, 2006

Independent Auditor's Report

To the President
Integrated Financial Planning Services

I have audited the accompanying balance sheet of Integrated Financial Planning Services as of December 31, 2005, and the related statements of income, changes in ownership equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted the audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Integrated Financial Planning Services at December 31, 2005, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Audited Net Capital Requirements as of December 31, 2005 is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Stephen J. Staresinic, CPA

Stephen J. Staresinic
Certified Public Accountant
February 7, 2006

Proof of good standing of Stephen J. Staresinic, CPA

Stephen J. Staresinic, CPA holds an active CPA Certificate from the State of Minnesota Board of Accountancy which is valid from January 1 to December 31, 2006. He is in good standing according to the regulations of this State Board. Evidence thereof is provided, according to the policies and norms of the Minnesota Board of Accountancy, through the renewal of this active CPA certificate in December 2005 and his listing among the active CPA certificate holders on the MN Board of Accountancy website (attached). According to the MN Board, the standing of all active CPAs are reviewed before their certificates are renewed each year, and Staresinic's certificate would not have been renewed had he not been in good standing. His name would also have been removed from the list of CPA certificate holders on the MN Board of Accountancy website if he had not been in good standing. Furthermore, Staresinic is not listed among the Minnesota CPAs who are presently undergoing an enforcement or disciplinary action (list of these CPAs is attached). Stephen J. Staresinic is therefore in good standing in the State of Minnesota pursuant to their regulations and as required by SEC Rule 17a-5(f)(1).

State of Minnesota
BOARD OF ACCOUNTANCY

85 EAST SEVENTH PLACE, SUITE 125 • ST. PAUL, MINNESOTA 55101

Active CPA Certificate
16731
Expires December 31, 2006

Stephen J Staresinic
197 Lindenwood Dr
Pittsburgh, PA 15209

Minnesota Board of Accountancy

CPA Certificate Holders

Please select the first letter of the last name for the list of Active and Current certificate holders.

A B C D E F G H I J K L M N O P Q R S T U V W X Y Z

Search on Last Name OR Cert # Go

Certificate Holder Name	Cert #
Staresinic, Stephen J	16731

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Enforcement

The Board of Accountancy has jurisdiction over CPAs and RAPs. If your accountant is certified, please use the official complaint form to file a complaint.

Disciplinary Action

The Board of Accountancy publishes disciplinary actions against CPAs and RAPs certified by the state. To view recent actions, please click on the link below. You may also view past actions in prior newsletters.

Disclaimer: Every effort has been made to ensure that the following enforcement information is correct; however, this information should not be relied upon without verification from the Board office. It should be noted that the names of companies and individuals listed may be similar to the names of parties who have not had enforcement actions taken against them. Disciplinary orders are public data and copies may be obtained by contacting the Board office.

October 2005

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July/August 2005

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May 2005

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Furst, Gerald K.
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February 2005

Tennessen Warning